

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2024

Devin Nunes
Chief Executive Officer
Trump Media & Technology Group Corp.
401 N. Cattlemen Rd., Ste. 200
Sarasota, FL 34232

> **Re: Trump Media & Technology Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 14, 2024**
> **File No. 333-278678**

Dear Devin Nunes:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors
The terms of a license agreement..., page 47

1.   We note your response to prior comment 5. Please revise the header of this risk factor to clarify that the license agreement provides sole discretion to President Donald J. Trump regarding whether he must post on Truth Social before other social media platforms, and that the Company lacks any meaningful remedy if it disagrees. Please also revise the body of your risk factor to provide, as an example, the June 2024 video posts to a Company competitor platform.

  Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jon Talcott